16006123

SECURITIES [AND EXCHANGE COMMISSION]
Wa[shington, D.C. 20549]

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48685 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Brokerage Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

514 Market Street
(No. and Street)

Parkersburg (City) | WV (State) | 26101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Davis | 304-424-8722 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

500 Virginia Street, East (Address) | Charleston (City) | WV (State) | 25301 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Ken Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Brokerage Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC OFFICIAL SEAL
KATHY SHIELDS
State of West Virginia
My Comm. Exp. May 2, 2020
United Bank
514 Market Street Parkersburg, WV 26101

Ken Davis
Signature

Chief Financial Officer
Title

Kathy Shields
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# United Brokerage Services, Inc.

## Financial Statements and Supplemental Information

Year Ended December 31, 2015

## Contents

EY
Building a better working world

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
ey.com

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
United Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of United Brokerage Services, Inc., (the Company) as of December 31, 2015, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Brokerage Services, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 26, 2016

# United Brokerage Services, Inc.

## Statement of Financial Condition

December 31, 2015

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 202,739 |
| Restricted cash | | 69,554 |
| Certificates of deposit | | 7,808,871 |
| Securities owned, at fair value | | 1,288,716 |
| Commissions receivable | | 415,381 |
| Fixed assets, net | | 7,928 |
| Prepaid expenses and other assets | | 148,509 |
| Total assets | $ | 9,941,698 |
| | | |
| **Liabilities** | | |
| Accounts payable | $ | 175,397 |
| Accrued commissions payable | | 172,075 |
| Deferred tax liability | | 6,335 |
| Total liabilities | | 353,807 |
| | | |
| **Shareholder's equity** | | |
| Common stock, $10 par value; 50,000 shares authorized, issued and outstanding | | 500,000 |
| Paid-in surplus | | 100,338 |
| Retained earnings | | 8,987,553 |
| Total shareholder's equity | | 9,587,891 |
| Total liabilities and shareholder's equity | $ | 9,941,698 |

*See accompanying notes.*

United Brokerage Services, Inc.

Statement of Income

Year Ended December 31, 2015

| | |
|---|---|
| **Revenues** | |
| Brokerage commissions | $ 6,549,672 |
| Investment income | 15,493 |
| Total revenues | 6,565,165 |
| | |
| **Expenses** | |
| Salaries and employee benefits | 3,641,048 |
| Data processing | 55,553 |
| Clearing costs | 117,654 |
| Legal and other professional fees | 152,799 |
| Occupancy and equipment | 53,122 |
| Other | 463,295 |
| Total expenses | 4,483,471 |
| | |
| Income before income taxes | 2,081,694 |
| Income tax expense | 665,432 |
| Net income | $ 1,416,262 |

*See accompanying notes.*

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

| | Common Stock | Paid-in Surplus | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2015 | $ 500,000 | $ 100,338 | $ 7,571,291 | $ 8,171,629 |
| Net income | – | – | 1,416,262 | 1,416,262 |
| Balance at December 31, 2015 | $ 500,000 | $ 100,338 | $ 8,987,553 | $ 9,587,891 |

*See accompanying notes.*

United Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

| | |
|---|---|
| **Operating activities** | |
| Net income | $ 1,416,262 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation expense | 9,118 |
| Deferred tax benefit | (4,402) |
| Decrease in restricted cash | 4,788 |
| Increase in commissions receivable | (28,717) |
| Decrease in prepaid expenses and other assets | 184,288 |
| Decrease in accounts payable | (9,516) |
| Increase in accrued commissions payable | 57,405 |
| Net cash provided by operating activities | 1,629,226 |
| | |
| **Investing activities** | |
| Payments to purchase certificates of deposit | (94,465,227) |
| Proceeds from maturities of certificates of deposit | 92,951,526 |
| Payments to purchase securities | (7,284,147) |
| Proceeds from the sale of securities | 7,171,848 |
| Net cash used in investing activities | (1,626,000) |
| | |
| Increase in cash and cash equivalents | 3,226 |
| Cash and cash equivalents at January 1, 2015 | 199,513 |
| Cash and cash equivalents at December 31, 2015 | $ 202,739 |

*See accompanying notes.*

United Brokerage Services, Inc.

Notes to Financial Statements

December 31, 2015

## 1. Nature of Operations

### Organization

United Brokerage Services, Inc. (the Company) is a licensed broker/dealer approved by the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of United Asset Management Company, which is a wholly owned subsidiary of United Bank, Inc. (United) and its parent company United Bankshares, Inc. (UBSI). The Company operates principally in the West Virginia, Virginia, and Washington, D.C. markets and offers retail brokerage services relating to securities and related products on a fully disclosed basis.

The Company clears its security transactions on a fully disclosed basis through First Clearing, LLC.

### Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Such Rule prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. At December 31, 2015, the Company had net capital of $7,949,675, which is $7,699,675 in excess of its required net capital of $250,000 at December 31, 2015. The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of that Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

## 2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (GAAP). A description of the significant accounting policies is presented below.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual amounts could differ from those estimates.

## 2. Significant Accounting Policies (continued)

### Cash and Cash Equivalents

Cash and cash equivalents include cash in a bank account at United with original maturities of three months or less.

### Restricted Cash

Restricted cash represents an interest-bearing account held at United which is used for funding related to certain insurance programs offered by United.

### Certificates of Deposit

Investments in certificates of deposit are made through the Certificate of Deposit Account Registry System (CDARS). Such certificates of deposit have maturities of four weeks, pay interest at 0.20%, and are fully secured by insurance coverage through the Federal Deposit Insurance Corporation. The balance as of December 31, 2015, is $7,808,871. All of the certificates of deposit are held at domestic financial institutions.

### Securities Owned

Securities transactions are recorded on a trade date basis. Securities owned are stated at fair value with changes in the fair value recorded in the statement of income. Fair value is based on listed market prices (see Note 5). Securities consist primarily of units of ownership in a money market fund managed by Federated and money market funds maintained on deposit with the clearing broker. The cost basis approximates fair value based on the nature of the securities.

### Revenues and Commissions Receivable

Revenues are recorded as the income is earned and the related service is performed. In return for such services, the Company charges a commission through the sales of various securities products primarily consisting of investment company shares, annuity products, and corporate debt and equity securities, for its selling and administrative efforts. The commission is recorded as a receivable, and the receivables are stated at the amount the Company expects to collect. The Company evaluates the need for an allowance for uncollectible commissions receivable based on a review of account balances. At December 31, 2015, the allowance for uncollectible commissions receivable is $0.

## 2. Significant Accounting Policies (continued)

### Fixed Assets

Fixed assets include equipment that is depreciated using the straight-line method over the useful lives of the assets, which range from three to five years. Total depreciation expense recorded as of December 31, 2015, was $9,118. The accumulated depreciation as of December 31, 2015, is $296,283.

### Advertising Costs

All advertising costs are expensed as incurred and are nominal in 2015.

### Income Taxes

The Company provided for income taxes based on its taxable income or loss multiplied by UBSI's approximate effective tax rate, which is adjusted for certain items not applicable to the Company. The adjusted effective rate was 32.0% for the year ended December 31, 2015. Income tax expense recorded by the Company was $665,432 for the year ended December 31, 2015. The provision for income tax expense for the year ended December 31, 2015, consists of current income tax expense of $669,834 and deferred income tax benefit of $4,402.

Deferred income taxes are computed for temporary differences between when items are recognized for income for financial reporting purposes and when recognized for income tax return purposes. The Company's deferred tax assets and liabilities are related to fixed assets ($5,507 asset) and prepaid expenses ($11,842 liability).

The Company remits to or receives from UBSI amounts payable or receivable. During 2015, the Company paid $677,854 of income taxes to UBSI and, as of December 31, 2015, the income tax payable to UBSI was $115. Such amount is included in accounts payable in the accompanying statement of financial condition.

As of December 31, 2015, the Company has no unrecognized tax benefits. The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties were recognized in the accompanying statement of income.

## 2. Significant Accounting Policies (continued)

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. The consolidated federal and state income tax returns that include the Company's results of operations are open to audit under the statute of limitations by taxing authorities for the years ended December 31, 2012 forward.

### Employee Benefit Plan

The Company participates in a deferred compensation plan (401(k) plan) under Section 401(k) of the Internal Revenue Code. 401(k) expense for 2015 was $67,250. This expense is included in the salaries and employee benefits total in the accompanying statement of income.

### Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, "Revenue Recognition", and most industry-specific guidance throughout the Accounting Standards Codification. The amendments require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new revenue recognition standard sets forth a five step principle-based approach for determining revenue recognition. In April 2015, the FASB voted to defer the effective date of ASU 2014-09 by one-year for both public and private companies, and gave both public and private companies the option to "early" adopt using the original effective dates. ASU 2014-09 now will be effective for United on January 1, 2018 with early adoption permitted on January 1, 2017. Management is currently evaluating this guidance to determine the impact on the Company's financial condition or results of operation.

## 3. Related-Party Transactions

United provides certain management services to the Company, including accounting and administrative functions. In addition, United is providing rental space to the Company for a nominal annual cost of $1. For the year ended December 31, 2015, the Company paid $156,000 to United, which is included in other expenses on the accompanying statement of income.

As of December 31, 2015, the Company has an outstanding receivable of $65,785 from an employee related to the payment of commissions on the basis of actual production versus expected production. Subsequent to year-end, $28,926 of this amount has been repaid and a

## 3. Related Party Transactions (continued)

payment arrangement has been agreed upon for the remainder. This asset is included in prepaid expenses and other assets in the accompanying statement of financial condition.

## 4. Contingencies

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2015, there were no amounts to be indemnified related to such agreement.

## 5. Fair Value Measurements

The authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

**5. Fair Value Measurements (continued)**

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's only financial instruments that are measured at fair value on a recurring basis are two money market funds and an interest bearing account. The fair value for all of these items is determined based on Level 1 inputs and have a fair value balance of $1,358,270 at December 31, 2015. Fair value approximates carrying value. The carrying amount reported in the statement of financial condition for certificates of deposit approximates fair value due to the short maturity of these instruments. The Company has no financial instruments that are measured at fair value on a nonrecurring basis.

# Supplemental Information

United Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

| | |
|---|---|
| **Shareholder's equity** | $ 9,587,891 |
| | |
| **Deductions and/or charges** | |
| Nonallowable assets: | |
| Fixed assets | 7,928 |
| Prepaid expenses | 78,730 |
| Interest-bearing cash | 69,554 |
| Nonallowable receivables | 280,834 |
| Other assets | 3,994 |
| Total deductions and/or charges | 441,040 |
| **Net capital before haircuts on securities positions** | 9,146,851 |
| Haircut on securities positions | 1,197,176 |
| **Net capital** | $ 7,949,675 |
| | |
| **Minimum net capital requirement – the greater of $250,000 or 6-2/3% of total aggregate indebtedness** | $ 250,000 |
| | |
| **Excess net capital** | $ 7,699,675 |
| | |
| **Aggregate indebtedness** | $ 353,807 |
| | |
| **Ratio of aggregate indebtedness to net capital** | 0.04 to 1 |

*There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2015, Part IIA FOCUS filing.*

United Brokerage Services, Inc.

Schedule II – Exemptive Provision Under Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that Rule.

As United Brokerage Services, Inc.'s business activities do not involve taking possession of customer funds or securities, an exemption from Rule 15c3-3 of the Securities and Exchange Commission is claimed under paragraph (k)(2)(ii) for the following:

A. Computation for the Determination of Reserve Requirements Under Rule 15c3-3

B. Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Building a better working world

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
ey.com

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of United Brokerage Services, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of United Brokerage Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating United Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. United Brokerage Services, Inc.'s management is responsible for United Brokerage Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the company's accounts payable journal; noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015; noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments; noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed; noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1859*********************MIXED AADC 220
048685 FINRA DEC
UNITED BROKERAGE SERVICES INC
514 MARKET ST
PARKERSBURG WV 26101-5144

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ken Davis 304-424-8722

2. A. General Assessment (item 2e from page 2) $ 7,804

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 3,969 )
7/28/15
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 3,835

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,835

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,835

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

United Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

Ken Davis
(Authorized Signature)

Dated the 24 day of February, 20 16.

Chief Financial Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

| Item No. | Eliminate cents |
|---|---|
| . Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 6,565,165 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 2,995,747 |
| (2) Revenues from commodity transactions. | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 117,654 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 330,049 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | 0 |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 3,443,450 |
| 2d. SIPC Net Operating Revenues | $ 3,121,715 |
| 2e. General Assessment @ .0025 | $ 7,804 |
| | (to page 1, line 2.A.) |

UNITED

**UNITED BROKERAGE SERVICES**
@your service
514 Market Street
Parkersburg, WV 26101

**UNITED BROKERAGE SERVICES INC**
514 Market Street
Parkersburg, WV 26101

**0000010153**

69-39/519 201

| Date | Check No. | Amount |
| --- | --- | --- |
| 02/23/2016 | 0000010153 | $3,835.00*** |

Pay ****THREE THOUSAND EIGHT HUNDRED THIRTY-FIVE AND XX / 100 DOLLARS****

To The Order Of

**SIPC**
%UNITED BROKERAGE
PARKERSBURG, WV

**Void After 6 Months From Date of Issue**

Harold Manner

Harold Manner, Controller

⑈0000010153⑈ ⑆051900395⑆ 04310⑉4388⑈

Building a better
working world

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
ey.com

## Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) United Brokerage Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the period from January 1, 2015 through December 31, 2015, except as described in the Exception Report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016

# United Brokerage Services, Inc. Exemption Report

United Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: **(k)(2)(ii)**

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2015 to December 31, 2015 except as described below.

(3) The Company noted the following exceptions to the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2015 to December 31, 2015.

| **Description of Exception** | **Date of Exception** |
|---|---|
| 1) Check was received on 1/1/2015 and was not able to be deposited timely due to the brokerage advisor having appointments out of the office. (Maintained 2 business days) | 1/1/2015 |
| 2) Check was held overnight on 1/15/2015 and was not able to be deposited due to other appointments until after noon the following day. (Maintained 1 business day) | 1/15/2015 |
| 3) Check was held overnight on 3/11/2015 and was not able to be deposited due to other appointments until after noon the following day. (Maintained 1 business day) | 3/11/2015 |
| 4) Check was received on 3/11/2015 and was not able to be mailed to the annuity company by the next business day. (Maintained 2 business days) | 3/11/2015 |
| 5) Check was received on 3/13/2015 and was not able to be deposited due to other appointments until after noon the following business day. (Maintained 1 business day) | 3/13/2015 |
| 6) Check was received on 3/13/2015 and was not able to be deposited until after noon the following business day. (Maintained 1 business day) | 3/13/2015 |
| 7) Check was received on 3/13/2015 and was not able to be deposited until after noon the following business day. (Maintained 1 business day) | 3/13/2015 |
| 8) Check was received on 3/27/2015 and was not able to be deposited until after noon the following business day due to the account not being approved. (Maintained 1 business day) | 3/27/2015 |
| 9) Check was held overnight on 4/23/15 and was not able to be deposited due to other appointments until after noon the following day. (Maintained 1 business day) | 4/23/2015 |
| 10) Check was held overnight on 5/11/2015 and was not able to be deposited | 5/11/2015 |

| | |
|---|---|
| due to other appointments until after noon the following day. (Maintained 1 business day) | |
| 11) Check was held overnight on 5/26/2015 and was not able to be deposited due to other appointments until after noon the following day. (Maintained 1 business day) | 5/26/2015 |
| 12) Check was held overnight on 6/2/2015 and was not able to be deposited due to other appointments until after noon the following day. (Maintained 1 business day) | 6/2/2015 |
| 13) Check was received on 6/2/2015 and was not able to be deposited until after noon the following day due to the account not being approved. (Maintained 1 business day) | 6/2/2015 |
| 14) Check was received on 6/2/2015 and was not able to be deposited until after noon the following day due to the account not being approved. (Maintained 1 business day) | 6/2/2015 |
| 15) Check was received on 6/10/2015 and was not able to be mailed to the annuity company by the next business day. (Maintained 3 business days) | 6/10/2015 |
| 16) Check was received on 8/31/2015 and was not able to be deposited until after noon the following day due to the account not being approved. (Maintained 1 business day) | 8/31/2015 |
| 17) Check was received on 9/11/2015 and was not able to be deposited timely due to the brokerage advisor having appointments. (Maintained 2 business days) | 9/11/2015 |
| 18) Check was received on 9/29/15 and was not able to be mailed to the annuity company by the next business day due to the advisor waiting on some of the required trust paperwork. (Maintained 2 business days) | 9/29/2015 |
| 19) Check was received on 12/16/2015 and was not able to be deposited timely due to the brokerage advisor having appointments. (Maintained 3 business days) | 12/16/2015 |
| 20) Check was received on 12/18/2015 and was not able to be mailed to the annuity company by the next business day due to the account not being approved (Maintained 2 business days) | 12/18/2015 |
| 21) Check was held overnight on 12/28/2015 and was not able to be deposited due to other appointments until after noon the following day. (Maintained 1 business day) | 12/28/2015 |

United Brokerage Services, Inc.

I, Ken Davis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Ken Davis

Title: Chief Financial Officer

February 26, 2016